December 3, 2024

Via Edgar Transmission

Ms. Rebekah Reed/Mr. Taylor Beech

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	Gifts International Holdings Ltd (the “Company”) Draft Registration Statement on Form F-1 Submitted October 21, 2024 CIK No. 0002032274

Dear Ms. Reed/Mr. Beech,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 15, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1 submitted October 21, 2024

Cover Page

1.	Identify your controlling shareholder on the cover page and state, if true, that he will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Provide this disclosure in the prospectus summary at page 2 and in your risk factor at page 36, and discuss "controlled company" exemptions from Nasdaq listing standards and whether you intend to rely upon any in your prospectus summary and risk factor disclosure as well. Please also revise the references on the cover page and elsewhere to multiple "controlling shareholders," as it appears that you will be controlled by an individual who also serves as your chairman and CEO.

Response: We respectfully advise the Staff that we have revised the cover page and pages 2, 3, 9 and 41 of the Amended F-1.

2.	Where you discuss your corporate structure, acknowledge that Chinese regulatory authorities could disallow your holding company structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: We respectfully advise the Staff that we have revised the cover page of the Amended F-1.

3.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in Hong Kong and Macau. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of VIEs and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: We respectfully advise the Staff that we have revised the cover page and page 6 of the Amended F-1.

4.	Revise to provide a more fulsome description of how cash is transferred through your organization. Additionally, we note your disclosure regarding dividends paid by your Hong Kong subsidiary during the years ended March 31, 2023 and 2024. State whether these are the only transfers, dividends, or distributions made to date between the holding company, its subsidiaries, or to investors, or expand your disclosure to quantify any additional amounts if applicable. Provide cross-references to the condensed consolidating schedule, if applicable, and the consolidated financial statements.

Response: We respectfully advise the Staff that we have revised the cover page of the Amended F-1.

5.	Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIE by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

Response: We respectfully advise the Staff that we have revised the cover page and pages 5 and 18 of the Amended F-1.

6.	Supplement your disclosure that your subsidiaries “have not experienced any difficulties or limitations” in transferring cash to date to speak more broadly to whether there are any limitations on your ability to transfer cash between you, your subsidiaries, or investors. Provide a cross-reference to your discussion of this issue in your prospectus summary, summary risk factors, and risk factors sections as well.

Response: We respectfully advise the Staff that we have revised the cover page of the Amended F-1.

Other Pertinent Information, page ii

7.	We note that your definition of “China” excludes Hong Kong and the Macau Special Administrative Region of the PRC. As you appear to have some level of operations in both locations, clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong/Macau. Additionally, we note that at page 47 you state that you "serv[e] various occasions across Hong Kong, Macau, and the southern part of the PRC." Please clarify whether you have any level of operations in mainland China.

Response: In response to the Staff’s comment, we respectfully confirm that we do not have material operations in Macau and mainland China since (i) our Company generates substantially all of its revenues from customers in Hong Kong; and (ii) all of our Company’s long-lived assets are substantially located in Hong Kong. Currently, Macau Give Gift Boutique Company Limited (“MGGB”), a private company limited by shares under the laws of Macau, is deemed as a VIE, in which Mr. Wong Ngai Chiu, our Controlling Shareholder, owns 100% in equity interest and commonly controls as a related party to our Company. MGGB is acting as an operating unit to collect the sales receipts on behalf of our Company. For the years ended March 31, 2024 and 2023, MGGB contributed less than 1% of our total revenues, whose operation is considered not material. Please refer to the updated disclosure on pages 53 and F-7 of the Amended F-1. For the updated disclosure in relation to the legal and operational risks associated with operating in China also apply to operations in Hong Kong/Macau, please refer to cover page and pages 21 and 22 of the Amended F-1.

Transfers of Cash To and From Our Subsidiaries, page 2

8.	Provide a more thorough description of how cash is transferred throughout your organization, as we note that the only disclosure on this point is that you may provide funding to the operating subsidiary through loans and/or capital contributions. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. While we note your disclosure of certain dividends paid by your Hong Kong subsidiary during the years ended March 31, 2023 and 2024, your disclosure should make clear if these are the only transfers, dividends, or distributions made to date. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response: We respectfully advise the Staff that we have revised the page 3 of the Amended F-1.

Permission Required from Hong Kong Authorities, page 3

9.	Please revise to list each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Identify each permission and approval from Hong Kong authorities that you state are necessary to operate your business, as your disclosure suggests there may be additional permissions and approvals that are not listed, and where you state that all have been received, also state whether any permissions or approvals have been denied. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or the Cyberspace Administration of China (CAC).

Response: We respectfully advise the Staff that we have revised the pages 4, 5, 21 and 24 of the Amended F-1.

10.	Please revise to clarify whether you have relied upon an opinion of counsel with respect to your conclusions regarding permissions and approvals to operate your business and to offer securities to investors. In this regard, we note that you state you have been “advised by” Hong Kong counsel. If such counsel has issued a formal opinion, revise to clarify as much. If you have not relied upon an opinion of counsel, state as much and explain why such an opinion was not obtained.

Response: We respectfully advise the Staff that we have revised the pages 4 and 5 of the Amended F-1.

Summary of Risk Factors

Risks Related to Doing Business in Hong Kong, page 3

11.	We note your statement that, “The Chinese government…may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong based issuers…” Please further enhance this disclosure to acknowledge any risks that any such actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, please revise so that each summary risk factor in this section has a cross-reference to the relevant individual detailed risk factor, including page number.

Response: We respectfully advise the Staff that we have revised the pages 5 to 7 and 21 of the Amended F-1.

Risk Factors

Substantially all of our operations are in Hong Kong. However, due to the long arm provisions..., page 18

12.	Where you discuss recent regulatory actions and statements by the PRC government related to its ability to exert more oversight and control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, revise to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully advise the Staff that we have revised the cover page and pages 6, 20 and 21 of the Amended F-1.

We may become subject to a variety of PRC laws and other regulations regarding data security..., page 21

13.	Please revise this risk factor to state to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Clarify whether you are subject to the Measures for Cybersecurity Review and, if not, how you came to that conclusion and the basis on which you made that determination.

Response: We respectfully advise the Staff that we have revised pages 21 to 22 of the Amended F-1.

Risks Related to Our Business

There is no assurance that we can generate sufficient cash flow from operating activities..., page 28

14.	You state here that net cash inflow from operating activities was "US$677 million" during fiscal 2024 and "US$700 million" during fiscal 2023, but it appears from your financial statements and discussion of cash flows beginning at page 52 that these amounts should be in thousands, rather than millions. Please revise for consistency or advise.

Response: We respectfully advise the Staff that we have revised page 32 of the Amended F-1.

Dividend Policy, page 42

15.	Please revise to indicate whether you currently expect that cash dividends comparable to those paid by your Hong Kong subsidiary during the fiscal years ended March 31, 2023 and 2024 will continue to be paid in the future and, if not, the nature of the change in the amount or rate of cash dividend payments.

Response: We respectfully advise the Staff that we have revised pages 3, 48 and 57 of the Amended F-1. In response to the Staff’s comment, we respectfully advise that our Company is currently deliberating on a dividend distribution to its shareholders ahead of the listing. As of the date of this correspondence, this decision remains pending confirmation. We will update the disclosure in F-1 accordingly once this decision is confirmed.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

16.	We note your disclosure on page 48 that you increased the average price of sales orders by 13.2% from 2023 to 2024, which was mainly attributable to a "broad-based price increase of our products." Revise to clarify if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Response: We respectfully advise the Staff that the broad-based price increase across our products was a strategic move driven by management decisions aimed at enhancing margins and introducing more premium offerings during the year ended March 31, 2024. And these price adjustments were not influenced by inflationary pressures but rather by a deliberate effort to improve overall performance. We respectfully confirm that the inflationary pressures did not have material impact on our operations for the year ended March 31, 2024.

Business Section, page 71

17.	Please explain the basis on which you characterize yourself as "[the] no. 1 corporate gifting service provider in Hong Kong," "one of the leading market players in the [B2B] corporate gifting industry in Hong Kong," and a "trusted global leader in the corporate gifting industry," as well as why you disclose that you "have consistently outperformed the market." Alternatively, state that these are management's beliefs. Make conforming revisions in the prospectus summary, where applicable. Please also clarify the source of the graphics presented throughout this section, and revise to ensure that all text associated with these graphics is adequately contextualized. For example, it is unclear why the text "Closed Deals - Insurance/Real Estate/Banking" is included in the graphic at page 71 and the meaning of "40+ Products" in the graphic at page 78. It is also unclear whether the graphic including a flag and "2025" at the top of page 79 is meant to suggest that you anticipate expansion into the U.S. in 2025.

Response: We respectfully advise the Staff that we have revised pages 77, 78 and 85 of the Amended F-1. In response to the Staff’s comment, we respectfully advise the Staff that we are the top service provider in the consumable corporate gift service market in Hong Kong as of March 31, 2023 in terms of numbers of large corporation clientele and vehicle fleet, which was supported by the market research report prepared by Migo Corporation Limited, the independent industry expert.

18.	Please comprehensively revise throughout this section and elsewhere, such as the prospectus summary, to ensure that each quantified performance metric presented is accompanied by an explanation of how the metric is calculated and the relevant measurement period. For example, we note that you refer to having served both "over 180,000" customers and 135,000 customers at page 72 without disclosing the date or measurement period for such figures. As non-exclusive additional examples, we note the following metrics presented in this section that are not adequately defined or contextualized: complaint rate; products; gifts; reach; impression; unique visitors; sessions; and page views.

Response: We respectfully advise the Staff that we have revised pages 1, 53 and 78 to 90 of the Amended F-1.

Enhance Marketing Efficiency, page 79

19.	We note your disclosure that you "intend to develop an artificial intelligence marketing system," which is also a stated use of the proceeds from this offering. Please provide a definition of "artificial intelligence" in the context of your business and enhance your disclosure to provide an update on the stage of product development for this marketing system. Disclose whether you intend to develop proprietary artificial intelligence technology, utilize open-source technology, or license the use of such technology. Add a risk factor addressing the material risks to your business, operations, and financial condition in connection with the use and development of products using artificial intelligence technology, as appropriate.

Response: We respectfully advise the Staff that we have revised pages 36 and 85 of the Amended F-1.

Our Strategies and Future Plans, page 79

20.	Revise to provide additional detail regarding the anticipated timing and costs associated with the growth strategies identified in this section. For example, explain when you expect to expand into additional international markets and whether there are any material costs remaining to launch your "VIP website." Clarify whether you have entered into any definitive agreements or arrangements with respect to collaborations with "renowned brands and global institutions," and if not, revise to clearly state as much.

Response: We respectfully advise the Staff that we have revised pages 85 and 86 of the Amended F-1.

Customers, page 81

21.	While we note that no single client contributed more than 10% of total revenues for the fiscal years ended March 31, 2024 and 2023, we also note that your decrease in revenues in the fiscal year ended March 31, 2024 was "primarily due to a decline in sales from one of [y]our major clients" and that you disclose having special credit arrangements for "one key client" at page 84. Please explain whether you are dependent on any customer(s) in particular and, if so, whether you have entered into arrangements with such customer(s). If so, describe the material terms of any such agreement and file it as an exhibit to the registration statement, or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised pages 54 and 90 of the Amended F-1. In response to the Staff’s comment, we respectfully confirm that we respectfully clarify that the “major client” and “key client” mentioned in the Staff’s comment refer to the same customer of our Group, a corporate customer and our top customer in terms of revenue contribution. For the years ended March 31, 2024 and 2023, the revenue attributable to this corporate customer only accounted for approximately 2.3% and 5.8% of our total revenue, respectively. Having considered the above, we respectfully confirm that we are not dependent on any customer.

Suppliers, page 84

22.	Given your representation that you typically do not enter into long-term contracts with suppliers, please explain the basis for your disclosure elsewhere that you "have secured favorable pricing and preferential supply arrangements" through "established...partnerships" with suppliers, or revise your disclosure and graphic text (e.g., "Trusted Suppliers, Favorable Pricing" and "Preferential Supply Arrangements" at page 81) accordingly. Additionally, please clarify whether you have entered into any agreement with the supplier that accounted for 21.4% of your total purchases in the fiscal year ended March 31, 2024. If so, describe the material provisions of such agreement and file it as an exhibit to the registration statement, or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: We respectfully advise the Staff that we have revised pages 84 and 87 of the Amended F-1. We respectfully confirm that we have entered into purchase contract with the supplier (“Supplier A”) that accounted for 21.4% of our total purchases for the year ended March 31, 2024. Such purchase contract was entered into between our Hong Kong operating subsidiary and Supplier A for purchase of products, which was in our ordinary business and one-off in nature, instead of long-term contract or framework agreement. Having considered the above, we respectfully advise the Staff that we are not required to file it as an exhibit to the registration statement.

Regulations, page 87

23.	For each regulation that you summarize, please also disclose the material effects of the regulation upon your business. Refer to Item 4.B.8 of Form 20-F.

Response: We respectfully advise the Staff that we have revised pages 93 to 98 of the Amended F-1.

Management

Board of Directors, page 94

24.	You disclose that your board of directors will consist of five directors upon the effectiveness of this registration statement; however, your management chart on page 92 only includes four directors. Please revise for consistency.

Response: We respectfully advise the Staff that we have revised pages 101 and 104 of the Amended F-1.

Certain Relationships and Related-Party Transactions, page 99

25.	Please revise to fully explain the basis on which Take Care HK Limited, Tutti Digital Limited, iMHKB Group Ltd are related parties by identifying the "common shareholder" that controls them. Additionally, please revise to provide the information called for by Item 7.B of Form 20-F with respect to each of the various transactions underlying the related party balances presented here, such as each "temporary advance" to Wong and Take Care HK Limited. In other words, you should describe the nature and extent of each related party transaction that occurred during the preceding three fiscal years up to the date of the prospectus, rather than only disclosing aggregated balances as of the end of and during such periods. In revising, please ensure that you disclose the amount of each outstanding loan as of the latest practicable date, and, to the extent required by Item 601(b)(10) of Regulation S-K, file any related agreements as exhibits to the registration statement.

Response: We respectfully advise the Staff that we have revised pages 106 and 107 of the Amended F-1.

26.	We note that as of March 31, 2024, there was an outstanding amount of $21,219 due to the company from Wong, who serves as your CEO. Please disclose whether any loans to Wong are still outstanding and, if so, explain to us how you intend to comply with Section 13(k) of the Exchange Act with respect to such loans.

Response: We respectfully advise the Staff that we have revised page 106 of the Amended F-1.

Combined Statements of Operations, page F-4

27.	Please tell us how there are costs of revenues from related parties, but the only revenue reported is from third parties.

Response: Our revenue is derived from different types of clients, over 135,000 corporate and individual customers. None of these customers are related parties. Hence, we present our revenue from third parties in the combined statements of operations. Our cost of revenues consists primarily of (i) costs of floral and non-floral merchandise sold from inventory or through third parties; (ii) bouquet fulfillment costs; and (iii) costs associated with wrapping and packaging. For the year ended March 31, 2024, we have expensed and consumed HK$1.07 million of certain dried food items purchased from a related party, which is recorded as part of the cost of revenues. Hence, we present HK$1.07 million as cost of revenues from related party in the combined statements of operations accordingly.

Exhibit Index, page II-2

28.	File as an exhibit to the registration statement the written consent of Migo Corporation Limited required by Rule 436 under the Securities Act.

Response: We respectfully advise the Staff that we have revised page II-3 of the Amended F-1.

General

29.	Because you are located in, have operations in, and/or have directors/officers located in Hong Kong and Macau, discuss the applicable laws and regulations in each of Hong Kong and Macau, as well as related risks and consequences. Examples of location-specific regulations that should be discussed include enforceability of civil liabilities in Hong Kong/Macau and China’s Enterprise Tax Law. Disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or may impact the company’s ability to conduct its business, accept foreign investment, or list on a U.S. or foreign exchange. Include risk factor disclosure explaining whether there are laws or regulations in Hong Kong/Macau that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response: We respectfully advise the Staff that we have revised cover page, page 21, 28 and 29 of the Amended F-1.

30.	We note your discussion of the Trial Measures published by the CSRC at pages 22- 23. Please revise where appropriate throughout the registration statement to clarify whether the Trial Measures apply to this transaction. If not, please discuss how you came to that conclusion and the basis on which you made that determination. If so, disclose throughout where you are in the Trial Measures process.

Response: We respectfully advise the Staff that we have revised pages 5, 21, 24 and 25 of the Amended F-1.

31.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company undertakes that, if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

Please contact the undersigned at (1) 310-728-5129 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +1 310-728-5129
Email:lvenick@loeb.com